EXHIBIT 11

BTG, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
(Amounts in Thousands, Except Per Share Data)

	Three Months Ended
	June 30,

	2001	2000

Net income	$1,349	$1,445

Weighted average common stock shares outstanding during the period (used in the calculation of basic per share results)	8,911	8,988

Dilutive effect of common stock options and common stock purchase warrants	103	122

Weighted average common stock and potentially dilutive securities outstanding during the period (used in the calculation of diluted per share results)	9,014	9,110

Basic earnings per share	$0.15	$0.16

Diluted earnings per share	$0.15	$0.16